Contact

www.linkedin.com/in/tamara-
vrooman-lucas-094a089 (LinkedIn)

Top Skills

Community Building
Event Management
Public Speaking

Tamara Vrooman Lucas

CEO & Founder at My Panda | Creating a Village of Support from Within our Local Communities | Techstars Atlanta '22 | Advocate for Women and Their Families
Decatur, Georgia, United States

Summary

From my days in the social work and special education fields, to the fine wine industry, to currently building My Panda (The Personal Assistant Next Door App), I have experienced success by supporting others and creating partnerships that generate revenue and growth.

Here's the why and how of it.

After completing my Master's degree in Social Work, I found great satisfaction and value working with troubled children and their families. I gained a deep understanding of societal systems and how they lead to inequalities and social injustices. From that time forward, I had a passion to support women and their families and social justice issues.

As my career shifted to sales and management, I then spent nearly 20 years in the fine wine industry as a field sales rep listening to my customers' needs. I called on the most prestigious wine accounts in the state, growing revenues based on what I heard in those sales conversations. Notably, I created a collective of four wineries to concentrate their sales efforts by selling through a single channel. With this unique sales model, I established distribution relationships in 3 states, and was the first to introduce an up and coming wine region to top industry professionals.

And, as a single mom with two school-aged boys who's always been passionate about finding ways to support other people through community, I've struggled to find the time to do all the things that I both want and need to do. I knew there were many people in my neighborhood in the same situation.

I looked around and realized, there were also plenty of people in my neighborhood with extra time who were willing to help fill that need.

We just needed to find a way to connect these two groups, So we leveraged technology and the trust of the hyper-local community to create My Panda.

Today, My Panda lives at the intersection of the $600B on-demand home services market and the 60M+ users of hyper-local communities like Nextdoor.

And I've built a community of support around me as a graduate of LaunchPad2x, the City of Atlanta's Women's Entrepreneurship Initiative, Techstars Founder Catalyst Program, Emory Goizueta's Start:ME program, The Zane Access program and Techstars Atlanta 2022 powered by Cox Enterprises.

I've combined my personal experience of wanting more time with my extensive career experience of bringing together community, supporting women and their families, growing revenues, and expanding geographic footprints for products to develop a solution for others like me.

Experience

My Panda
CEO & Founder
January 2018 - Present (7 years 3 months)

Founder Mental Health Pledge
Member
March 2023 - Present (2 years 1 month)

Founder Mental Health Pledge is an coalition of startup investors, founders, and leaders coming together to destigmatize and encourage mental healthcare for founders and the greater startup community as a business imperative. Visit FounderPledge.com to learn more and take the pledge.

Parenthood Ventures
Founder Member
September 2022 - Present (2 years 7 months)
Atlanta, GA

Parenthood Ventures is a founder ecosystem for ParentTech: Startups serving parents and children, fertility to teens. Parenthood Ventures' founders have raised more than $65 million in funding in the 9 months since our launch, and this is the tip of the iceberg, as millennials and gen z age into parenthood and demand a new generation of tech-enabled products and services - including family fintech, maternal and pediatric digital health, connected devices, education, childcare, clothing, entertainment and more. As in any industry, the founders best placed to build fit-for-purpose solutions are those living the challenges they're solving: which means our teams are mostly parent-led, often female-led and typically based in suburban locations outside of traditional tech hubs. We are proud to be the first and only digital-always ecosystem for the sector.

Single Mom Founders
Founding Contributor
June 2021 - Present (3 years 10 months)
Atlanta, Georgia, United States

Worked with three other founders who are single mothers to create a community to bring together women who are mothering and leading in business.

Ankida Ridge Vineyards
Business Development and Marketing Manager
February 2016 - Present (9 years 2 months)

The Commonwealth Collective
Founder & Portfolio Manager
February 2016 - May 2020 (4 years 4 months)

Quality Wine & Spirits
Sales & Management
May 2004 - February 2016 (11 years 10 months)

Education

The University of Georgia
Master of Social Work - MSW · (1995 - 1998)

University of Mary Washington
Bachelor's degree, Psychology · (1988 - 1992)